UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For June 15, 2026

Commission File Number: 001-42259

JBDI Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

34 Gul Crescent

Singapore 629538

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

JBDI Holdings Limited, a Cayman Islands exempted company (the “Company” or “JBDI”), (Nasdaq: JBDI) received a letter on January 7, 2026 (the “Determination Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). The Determination Letter indicated that the bid price of the Company’s listed security had closed at less than $1 per share over the previous 30 consecutive business days from November 21, 2025 through January 6, 2026 (the “Minimum Bid Price”) and, as a result, did not comply with Listing Rule 5550(a)(2) (the “Rule”). In accordance with the Rule, the Company was provided 180 calendar days, or until July 6, 2026, to regain compliance with the Rule.

In the event that the Company does not regain compliance by July 6, 2026, the Company may be eligible for additional time to qualify. To qualify for additional time, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market with the exception of the bid price requirement.

In the event that the Company does not regain compliance with the Minimum Bid Price Requirement by July 6, 2026, and is ineligible for an additional grace period, Nasdaq will provide further written notice that the Company’s ordinary shares are subject to delisting from The Nasdaq Capital Market. In that event, the Company may appeal the determination to a Nasdaq hearings panel.

A copy of the Determination Letter is attached hereto as Exhibit 99.1.

Press Release Announcing Reverse Stock Split

JBDI issued a press release on June 16, 2026 announcing that it will effect a share consolidation (“Reverse Stock Split”) of its Ordinary Shares at a ratio of 1-for-2, expected to be effective on or about June 25, 2026, or as soon thereafter as practicable (the “Effective Date”). The record date for the Reverse Stock Split has been set at June 25, 2026. The Company’s Ordinary Shares are expected to begin trading on a Reverse Stock Split adjusted basis on the Nasdaq Capital Market as of the open of trading on the trading date next following the Effective Date under the existing ticker symbol “JBDI.” The purpose of the Reverse Stock Split is to regain compliance with Nasdaq Listing Rule 5550(a)(2).

A copy of the press release is attached hereto as Exhibit 99.2.

Exhibits

99.1	Letter dated January 7, 2026 from the Listing Qualifications Department of The Nasdaq Stock Market LLC

99.2	Press Release dated June 16, 2026 announcing Reverse Stock Split

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2026	JBDI Holdings Limited

	By:	/s/ Mr. Lim Chwee Poh
	Name:	Mr. Lim Chwee Poh
	Title:	Executive Director and Principal Executive Officer

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